Exhibit 99.3
Press Conference

"Infosys Limited

Q3 FY26 Media Conference Call"

January 14, 2026

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

Associate Vice President and Global Head - Corporate Communications

journalists

Ritu Singh

CNBC TV18

Mansee Dave

ET Now

Shristi Achar

The Economic Times

Chandra R. Srikanth

Moneycontrol

Haripriya Suresh

Reuters

Avik Das

Business Standard

Sanjana B.

The Hindu BusinessLine

Jas Bardia

Mint

Poulomi Chatterjee

Financial Express

Uma Kannan

Deccan Herald

Padmini Dhruvaraj

The New Indian Express

Rishi Basu

A very good evening, everyone, and wishing you all a very Happy New Year. Thank you for joining us today. My name is Rishi. And on behalf of Infosys, I would like to welcome all of you. As always, since this is the New Year, my rules do not really change, one question from each media house. We try our best.

But with that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. It is good to see that you are very consistent, and I am sure the media team is as well. Good afternoon, everyone, and thank you for being here. Warm wishes for the new year to all of you. We have had a strong performance in Q3. Our revenue grew 0.6% sequentially and 1.7% year-on-year in constant currency terms. Our large deals were at $4.8 bn, with 57% net new. This was across 26 deals.

Our adjusted operating margin was 21.2%. We generated free cash flow of $915 mn. One of the most significant large deals we won was with the National Health Service in the U.K. This $1.6 bn deal expands our work in the healthcare sector. We will help NHS leverage AI to streamline operations and improve patient care for U.K. citizens.

We have deepened our Topaz AI capability with an agent services suite called Topaz Fabric. This suite helps our clients manage and implement AI agents across the enterprise. We had strong momentum in AI adoption across our client base. Today, we work with 90% of our largest 200 clients to unlock value with AI. We are currently working on 4,600 AI projects. Our teams have generated over 28 mn lines of code using AI. We have built over 500 agents. We are scaling our forward deployed engineer team.

We are now witnessing six AI-led value pools emerging that could unlock a large incremental opportunity. We also see productivity-led benefits that compress some legacy areas. The six large AI-led value pools are:

-	AI engineering services,
-	Data for AI,
-	Agents for operations,
-	AI software development and legacy modernization,
-	AI deployed in physical devices and
-	AI trust and risk services

We believe we are uniquely positioned to capture market share across these value pools and emerge as the leading AI value creator for global enterprises. We will share a comprehensive view of our approach at an investor day later this quarter.

With a strong performance in this quarter, we have revised our revenue growth guidance for the financial year. The new revenue growth guidance for this financial year is 3% to 3.5% growth in constant currency. Our operating margin guidance for the financial year remains the same at 20% to 22%.

With that, let us open it up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. The first question is from Ritu Singh from CNBC TV18.

Ritu Singh

Hi. Thank you. Rishi, sorry, this is our only chance to speak with the management every quarter. So we will have to exceed that one question limit. With that, Salil and Jayesh, to begin with, I wanted to start with your headcount number. We have seen an increase of 13,246 over the last two quarters. And this is interesting because it is coming at a time when your peer, TCS, is cutting 30,000 jobs. How should we read into this? I mean, is this a real indicator of how you see the demand environment improving?

And with that, I wanted to get to your guidance figure being raised to 3% to 3.5%. How much of that upgrade is because of large deals like NHS being factored in? How much of the Versent acquisition, which is yet to be completed as we understand, is baked into that number? And, last quarter, you were telling us, for instance, there are segments like Retail that remain the weakest link, so where are you seeing improvement that has led you to upgrade your guidance? That is one.

Also, sequentially, we have seen a bit of a marginal dip in your margins that is to 20.8%. This is at a time when there are tailwinds emerging from the rupee depreciation. So if you could break down why that has been the case? And while you continue to tell us about how you are uniquely placed to exploit that AI opportunity, and the likes of HCLTech and TCS have been giving us concrete numbers. Why does Infosys refrain from doing so? Thank you.

Salil Parekh

So let me start. On margin, Jayesh might have some points.

I think the first part, I missed a little bit, it was the headcount increase, right? Yes, so on the headcount increase, I think it demonstrates that we have confidence in where the market is and what we are seeing in terms of the demand. And that also feeds in, in a way to the second point you had in terms of how are we raising the growth guidance.

So first, in terms of the growth guidance, we are just finishing the third quarter, so only one quarter is left. We have had a lot of large deals in the previous few quarters. Plus we had a very strong execution in this quarter.

You asked a little bit about the industries. We have seen, for example, in Financial services, and we have seen in Energy, Utilities, Resources, Services, we see that the way the deals have come, the way we have become AI partner of choice with our largest clients, we see a good outlook even as we look into the next financial year. And that in part helped us to increase the guidance, which is only for this financial year, which is ending in March.

Jayesh Sanghrajka

So first of all, very Happy New Year to all of you. Before I come to margin, I just wanted to also touch upon the headcount part. If you recollect last year, we had called out that we are going to hire 20,000 freshers this year. We have onboarded roughly around 18,000 freshers, and we are well on our way to finish our 20,000 number for this year, which, in a way, reflects in a headcount also because many of them are under training. And if you look at our utilization, including trainees, has come down. So, that is our investment into building capacity for future in a way. So that is on the headcount.

If you look at margins, we have expanded our margin this quarter by 20 basis points versus the last quarter. We are now on a nine-month basis at 21% margin, which is midpoint of the guidance that we have given. The puts and takes of 20 basis point expansion this quarter is 40 basis points came from currency, 50 basis points came from the Project Maximus, mainly on account of value-based selling and the lean & automation that we have done on multiple projects, offset by the furloughs and lower working days that we had. We also accrued a higher variable pay compared to last quarter, which was offset by some of the one-offs that we got. So that is the broad margin walk in a way.

But if you look at the nine months period margin, which is 21%, we have invested in our sales and marketing, which has gone up by 50 basis points on a year-on-year basis. So that has been absorbed in the margin. The lower utilization of almost 1% has been absorbed in our margin. So this margin is after absorbing all of that, where on one side, we are building capacity for future, on the other side, we are investing in sales and marketing, and we still had a stable margin plan.

Ritu Singh

Do you have an outlook for next year now that you are completing this 20,000 for the year? You have had a lower attrition as well this quarter.

Jayesh Sanghrajka

We will have an outlook once we give our guidance for next year in April.

Ritu Singh

And also the wage hikes, what is planned for the year and what kind of impact that could have on the margins from here on?

Jayesh Sanghrajka

So we just finished one cycle of our wage, which was in two parts in January and April. We have not yet decided on the next part yet. We will decide on that as we progress.

Salil Parekh

On AI, I think one of the points I shared, and we have a lot of that sort of information was with our largest 200 clients, with over 90% of them, we are doing AI work. What we are doing in AI is unique AI services with clients. And also, we have reshaped all of our existing services, leveraging AI in. For example, we are using agents in several of our service lines to help enhance either growth or productivity. So that is what we are sharing in terms of what our impact is.

Rishi Basu

Thank you, Ritu. The next question is from Mansee Dave from ET Now.

Mansee Dave

Good afternoon, Salil and Jayesh. This is Mansee Dave from ET Now, ET Now Swadesh. My question is on demand visibility, tech spending and AI adoption. Now looking at the constant currency growth scenarios and commentary around fewer billing days and deal timing, how are clients thinking about calendar year 2026 tech spending, especially discretionary versus transformational-led programs? And at the same time, pace of enterprise AI adoption as well as tech spending outlook are amongst the key monitorables which we were looking towards. How does the scenario look like? And how are the pricing models evolving according to you?

Salil Parekh

So I will start with that, maybe a little bit on the pricing, Jayesh might have some views.

On the demand, we see good demand outlook, we have had strong large deals. Our large deals pipeline remains healthy. And we are seeing in the two industries that I mentioned, on Financial services, on Energy Resources, Utility, Services, a way that our work on AI is going and the way the deals have shaped up, we see a good outlook as we look even beyond this financial year into the next financial year.

On Financial services, specifically, we see discretionary spend and good traction in what we are seeing across the market. Having said that, overall, we want to still see all of the other industries and segments start to show that. But these two are definitely something that we are seeing today.

Jayesh Sanghrajka

And on the pricing, I think as the newer and newer technology evolve, every time there is a change like that, you see a new pricing model evolving as well. We are seeing multiple new pricing models evolving. Some of them are being led by us, whether it is outcome-based pricing or whether it is pricing, which is specific to agents, etc. So a little early in my mind in terms of calling out specifically what are the pricing models going to evolve on this. But everybody is testing new pricing models at this point in time.

Rishi Basu

Thank you. The next question is from Shristi Achar from The Economic Times.

Shristi Achar

Hi. Happy New Year to all of you. So a couple of quick questions on, one, I wanted to know on the sharp decline in operating margins that we are seeing. So I want to know if the impact is beyond the labor code charges that the company has taken.

And I also wanted to know, there has also been a sequential decline in your revenue contribution from your top 5 and top 10 clients. So can you give us a sense of why that is happening? And what the next couple of quarters look like on that?

On the third, sorry, this is the last one. So, I also wanted to know on the whole H-1B row that is going on. So, this morning also, we saw some claims of employees being deported on the same as well. So I wanted to just know what is going on around that.

Salil Parekh

You want to start on the labor code?

Jayesh Sanghrajka

Yes, so if you look at the margins, if you are looking at reported margins, yes, the reported margins were impacted because of labor code. But if you look at the adjusted margins, as we have called it out also, the adjusted margins have actually expanded. If you exclude the impact of labor codes, adjusted margins have expanded by 20 basis points sequentially. And on a full year basis, it has remained 21%, which is similar to our last year margin.

And that, as I said earlier, that was after absorbing the investment that we have done in sales and marketing, which would have impacted margins by 50 basis points, after absorbing the impact of lower utilization, which is building capacity for future. So after absorbing both of that, we have been able to maintain margins. You had a second question?

Rishi Basu

Client contribution.

Jayesh Sanghrajka

Yes. Client contribution. I think sequentially, client contribution is not a way to see in my mind because there is a seasonality involved. Every Q3, you typically have furloughs, etc., which would have impacted certain specific clients and larger the clients, larger will be the impact of furloughs if there is one in that account. Typically, you will see that year-on-year, and we do not really see a significant change in the year-on-year client metrics.

Salil Parekh

On your last question, I just want to read out, no Infosys employee has been apprehended by any U.S. authority. A few months ago, one of our employees was denied entry into the U.S. and was sent back to India.

Rishi Basu

Thank you. The next question is from Chandra Srikanth from Moneycontrol.

Chandra Srikanth

Hi, Salil. Just a follow-on to that, so this employee who was not allowed and sent back, are you contesting that in any form? Secondly, one of the big trends this quarter we have seen is a big acquisition from Coforge, where they acquired Encora for $2.35 bn; TCS has acquired Coastal Cloud for $700 mn. So, can we expect more action on the M&A front? Are there assets that are attractive, if you can take us through your M&A strategy? Thank you.

Salil Parekh

On M&A, as we have looked at over the last few quarters, we have done acquisitions on cyber, on consulting and energy services. And we will continue with that sort of an approach. We have a good pipeline of possible companies that we are looking at and discussions. We have strong support in terms of our balance sheet. So, we will continue with that. It is not something that is different in that sense from what we were doing in the past. We have a set of areas we are also looking in geographies which are new we are looking at expanding in some service areas where we can go deeper. So that will continue on.

Chandra Srikanth

On the ICE, any other details that you can share?

Salil Parekh

That is what I have to share.

Chandra Srikanth

Okay. Jayesh, sorry, just one thing on the labor code. So, according to your fact sheet, Infosys has incurred `1,289 crores on account of labor codes. So, has the full impact been absorbed? Or will it sort of be staggered? How will that work?

Jayesh Sanghrajka

So, whatever is to be accrued till this quarter end has been accrued in the books. Labor code has impact across multiple aspects, whether it is gratuity, whether it is other aspects of wage, and that has been accrued. There will be an ongoing impact of roughly around 15 basis points. That will happen on an annual basis. That is a regular impact of the labor code as we go ahead.

Rishi Basu

Thanks, Chandra. The next question is from Haripriya Suresh from Reuters News.

Haripriya Suresh

Good evening. A few questions. One, on the H-1B front, will you be looking at making new applications? Or is it primarily just hiring in the U.S. and the employees that you have already? In Retail, is there specific softness because of how America is right now? And when do you sort of see that recovery? And third is, Salil, your term for a CEO ends in March 2027. That is the five-year term. What is succession plan? Has that started? And what is that looking like? Thank you.

Salil Parekh

On the first one, on H-1 and what the recruiting is. So, our approach is very clear. We have, as we have shared in the past, majority of our employees in the U.S. who are not requiring any visa, we are continuing with our deployments and our delivery using a mix of what we have work in the U.S. and work in India. So, no changes to that approach. At this stage, we are continuing with our process because there is an existing set. We will examine it as it comes up in the future.

On Retail, what we are seeing is there are some places where we see positives, there are some places where we see different client situations, which are under some cost containment for that subvertical within that. So, we are waiting and we are pushing to make sure that the Retail pipeline, which is growing, becomes converted into what we drive into the Retail growth.

On my own situation, no comment.

Haripriya Suresh

Like overall as a company.

Salil Parekh

Yes. No comment from my side.

Rishi Basu

Thank you, Haripriya. The next question is from Avik Das from The Business Standard.

Avik Das

Thank you. Quick questions. One, a little bit more on the BFSI commentary because what we understand that Financial services, BFSI, overall has been improving in the North American geography. So which sectors or which sub-segments within that sector is actually growing, if you can just throw some more light, Salil?

And North America seems to have de-grown in a constant currency basis. Any reason? Was it a client specific? Or was it any sector specific? Maybe Retail that pulled it down, if you can just throw some more light?

And Jayesh, there seems to be that idea that new large deals will be smaller or maybe far and few to come by as more AI-led deals sort of take the center stage. Keeping that in consideration, how do you think the margins are going to play out across the industry and for you in specific in the long run? Thank you.

Salil Parekh

So, I will start off on Financial services, we see a good traction across most of the subverticals we have within Financial services, we are seeing good traction with retail banks. We are seeing good traction with what are considered mid-market banks. We are seeing good traction on payments. We are seeing good traction in the mortgage area. So overall, pretty strong. Some are stronger, some are less strong. But overall, we see a good demand environment. There is good adoption of AI across the spectrum with our large financial services clients. We recently announced, for example, a partnership with Cognition, which is very strong, and we are working with them jointly in some of the financial services companies.

On North America, nothing very specific. It is a mix of different industries and different plays. The overall situation on Energy, Utilities, on Financial services remains strong, on some of our other verticals remains something that is coming back over time, but not yet.

Avik Das

On the third on the margin?

Jayesh Sanghrajka

Yes. On the large deals, if you look at the deals that we have signed, we have signed $4.8 bn this quarter if you look at it even on a nine-month basis, compared to the last year, our deals, large deal signings have gone up. So, while there is always a productivity ask that goes up because of AI, etc., there is also a lot of deals that are getting structured because of cost optimization, cost takeout, etc., from the client side. So, a lot is getting bundled when you look at it.

And on the margin side, large deals always have slightly lower margin than the company average. But as a portfolio, you always make up on a margin because the new work that comes up, comes up at a better margin, etc., so that is a trend that we have seen. We have not seen a change in the trend from that perspective.

Rishi Basu

Thank you, Avik. The next question is from Sanjana from The Hindu BusinessLine.

Sanjana B.

Hi. Good evening, gentlemen. So Manufacturing and Europe they have grown significantly for Infosys this quarter. Both of these were previously seeing some softness. So can you expand on what were some factors contributing to this growth? And also, I think the tech budgets for the calendar year 2026 are expected to be rolled out soon. Based on client conversations, what are you hearing? Is there any sign of uptick in discretionary spending?

And also, the guidance was raised upwards despite seasonalities and uncertainties. Any reasons for this? And the last question, regarding the collaboration with Cognition, which is an AI startup, what were the gaps in your AI portfolio that you were looking to bridge with this particular collaboration? How is this contributing to your whole AI momentum? Thank you.

Salil Parekh

So starting on Manufacturing and Europe. Firstly, I think Europe has been in a good position for us for many quarters. And actually, even Manufacturing has had a strong activity across the board, we have seen good traction. There are pieces within the Manufacturing client base, which are benefiting massively from the AI growth. For example, we work with companies that provide power solutions.

We work with companies that provide manufacturing into those solutions that provide engine capacity, that provide generating capacity. So there is a lot of those pieces which are doing well, those client industry components, which are doing well and where our team is really active on that. We have also got some good traction within Manufacturing on the engineering part of the work, engineering services part of the work.

Rishi Basu

Guided tech budgets for 2026. Discretionary spend.

Salil Parekh

On the discretionary spend overall. So first, on Financial services, we are definitely seeing that what we shared earlier. We are seeing a good set of deals which have happened, and then we see that with the AI traction we have in that industry, the next financial year, we will have better outcomes than this financial year on that, and Financial services, is going well this year.

Similarly, on Energy and Utilities, we are seeing a good set of deals that have come together across the whole industry vertical, and that is helping us with that momentum. So, those are the ones we are seeing.

On the others, we are not seeing any deterioration, so which is one sign. And we see overall, the macro environment seems to be where people are expecting maybe some interest rate cuts. So we will see if that happens, especially in the U.S. And then some of the other expansions we are doing, for example, we have a program where we are working with some of our smaller sets of clients, and those are growing pretty well. So overall, we feel that as we look out into the next year, these are things that support our growth.

Then on AI itself, we are seeing what I shared earlier in these six areas, where we see a potential good growth over the next several years, not just in the next year, and as we start to execute on that, that will help us.

Rishi Basu

Cognition.

Salil Parekh

On Cognition, so it is not so much a gap. So what the Cognition people are doing is they have built an agent which is working to do software development. And we are working with our clients as a partner with them, where we are building agent capacity, and we are enabling those agents to work in a client environment.

So, the advantage is that we have a detailed understanding of how the client technology landscape is set up and we have a good understanding of what are the industry constraints or opportunities are. And that, combined with the software agent with Cognition, becomes a very powerful combination in many clients. So, that is something that will expand quite nicely.

Rishi Basu

Thank you. The next question is from Jas Bardia from The Mint.

Jas Bardia

Good evening, sir. Just two-pronged questions. In what segments and for what clients will you all be using these AI software engineers? And how will this impact delivery? How will this impact billing? And more importantly, how will it impact future hiring? That is FY-'27 onwards, considering you are using a lot of these AI software engineers to work in client projects actively.

Salil Parekh

So, what we see there first, where will it be used? My sense is as I have interacted with our clients and with some of these partner companies, the usage is going to be across essentially every industry, every client over time. So, it is a function of what is the client landscape and what it is that they want to achieve.

My sense is there are, for example, in those six that I described earlier, there are places where the economics have changed completely from a client perspective. If you take legacy modernization, here, if you use software agents, plus our expertise, plus our knowledge, the whole economics from a client perspective becomes much better, and that allows a lot of these projects, which were not happening before to start happening.

So, it is not the case of something which was being done, which is now being done differently, that will also happen. But this is more a case of something which was not being done, which will now start to happen. So in that light, we will continue to hire. As Jayesh mentioned earlier, we will announce as we do in April, our plan for next year, we are going to hire on campus. We know that.

And this year till today, we have done 18,000. We will do 20,000 campus hires and we will continue in that sort of a range for next year because these are new areas of demand. And so it is incremental to what we are doing. And we will have our people working and these software agents, which makes the overall economics for the client much better.

Jas Bardia

The billing?

Salil Parekh

The value that we create will drive the billing. So, lot of these things will be based on the traditional ways, as Jayesh was saying on billing. And a lot over time, will change as the AI market itself develops. So today, there is not any immediate change. But over time, we will see that.

Rishi Basu

Thank you, Jas. The next question is from Poulomi Chatterjee from The Financial Express.

Poulomi Chatterjee

Good evening. So, I wanted to ask, recently, we have seen across Indian IT, there has been a slew of like AI-related acquisitions. So, what is your approach with regards to that? And also IT companies are now competitively hiring specialized AI talent among freshers who are getting paid significantly more. So, what does the talent pool look like? And what are you looking at when you are hiring these set of people?

Salil Parekh

So, in terms of acquisitions, in the landscape, there are not so many AI services companies today that we see. What we do see are companies where we are partnering, which are really AI, whether they build agents or models or foundational tools, which exists, and those are the ones we are partnering with. We will look in an acquisition approach to AI as they start to appear as larger AI services companies. And we have some that we are looking at, which is part of our overall acquisition, meaning there are other things in the acquisition as well.

In terms of the compensation, I think Infosys has always been a leader in making sure that we put new constructs in regard to our employees and the new people we recruit. What we have now done with the most recent approach and launch is put together an approach for very good software engineers who will work in AI and who will have that level of expertise to be specialized engineers within our structure and with different and higher or much higher compensation levels.

So, in the AI world, there will be different types of people working jointly with AI agents with different levels of training. And we want to make sure that we remain in the leading position in that recruitment environment. And with that, what we have launched for specialized engineers, that is the approach we have put in place.

Rishi Basu

Thank you, Poulomi. The next question is from Uma Kannan from Deccan Herald.

Uma Kannan

Good evening, gentlemen. So last year, you announced AI-first GCC model. So, I want to understand how it is shaping up? And a follow-up question on partnership. This month alone, you have announced a couple of partnerships. Going forward, will there be more AI-native collaboration?

And one more question. Some of your peers have made it mandatory to stay at the office for six hours. So, do you have any plans when it comes to office hours' requirement or will you continue the present hybrid flexible model? Thank you.

Salil Parekh

So, on the GCC, we have, as you mentioned, launched the AI-specific approach. We have a lot of client activity in that. We have some clients we are already working on that. There are several others which are in the pipeline for large AI-specific capability building in GCC. So beyond regular GCC work that we are doing, and that is going pretty well at this stage.

In terms of partnerships, we will have a number of different partnerships because there are several companies, smaller companies, but with great capability on AI on the foundation model, on coding, on agent development, on customer service. So, we will continue with that because those are the areas which our clients are most interested in, and we will continue. We are already working with those companies, but we will have these sort of strategic announcements as well. And the third one?

Rishi Basu

Work from home.

Salil Parekh

Work from home. No, we are not making any change to our approach. We will remain flexible in the way we are today and the way that our employees are interacting with the company and with our clients.

Rishi Basu

Thank you, Uma. The next question is from Padmini Dhruvaraj from The New Indian Express.

Padmini Dhruvaraj

Hi. Good evening. Sorry if these questions have been already asked. So one is, going forward, do you see labor code having an impact on profit margins? And do you see this having an impact on your appraisals going forward? And the U.S. government plans to cap the credit card limit, interest limit at 10%. So do you see this also having an impact?

Salil Parekh

So let me start with the second one, Labor code, Jayesh mentioned, I can also mention on the appraisal. On the U.S. credit card, what you mentioned, that is something that the U.S. banking system will look at and how they have to implement it. What we do with our clients, with the large banks is help them as they have to go through different regulatory changes. And if that requires our help and support, we will continue to do that. On the margin impact, Jayesh mentioned the number and on the appraisals, there will be no change in our appraisal approach.

Jayesh Sanghrajka

Yes. So on the labor code, whatever is the impact till December end is already taken in our financial statement. That is a one-time impact because the regulation has changed, and there is an impact for the number of years that employees would have served for us, etc. So that impact has already been taken in the financial statements. There will also be an ongoing impact because of the wage code that has changed, and that will be taken as and when we go through that. That is approximately 15 basis points on an annual basis.

Rishi Basu

Thank you, Padmini. Thank you. With that, we come to the end of this press conference. We thank our friends from media. Thank you, Salil, and thank you, Jayesh.

Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you very much, and please join us for high tea outside.